Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) pertaining to the 2000 Stock Incentive Plan of Westinghouse Air Brake Technologies Corporation and to the incorporation by reference therein, of our reports dated March 6, 2006, with respect to the consolidated financial statements and schedule of Westinghouse Air Brake Technologies Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2005, Westinghouse Air Brake Technologies Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Westinghouse Air Brake Technologies Corporation, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
October 11, 2006